Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2011 of Franco-Nevada Corporation of our report dated March 21, 2012 relating to the consolidated financial statements, which report is filed as an exhibit to, and incorporated by reference in, this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-176722) of our report referred to above. We also consent to the reference to us under the heading “Experts” in the Annual Information Form which is filed as an exhibit to, and incorporated by reference in this Annual Report on Form 40-F which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 29, 2012